SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Forum Energy Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34984V 100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,918,619 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,918,619 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,918,619
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.4%
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-V, G.P., LLC., and its managing member, L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-V, G.P., LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,918,619 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,918,619 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,918,619
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.4%
12	Type of Reporting Person OO

(1)	Reporting Person holds power over shares held by SCF-V, L.P. Reporting Person’s power is exercised by L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF 2012A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,941,403 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,941,403 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,941,403
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.8%
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,046,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,046,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,515
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.7%
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VI, G.P., Limited Partnership and its general partner, L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,046,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,046,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,515
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.7%
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VI, L.P. Reporting Person’s power is exercised by L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF 2012B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,113,543 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,113,543 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,543
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.0%
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,512,720 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,512,720 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,512,720
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P., Limited Partnership and its general partner, L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,512,720 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,512,720 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,512,720
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by L.E. Simmons & Associates, Incorporated.

CUSIP NO. 34984V 100

1	Name of Reporting Person: L.E. Simmons & Associates, Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,532,800 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,532,800 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,532,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 19.0%
12	Type of Reporting Person CO

(1)	Reporting Person holds power over shares held by SCF-V, L.P., SCF-VI, L.P., and SCF-VII, L.P. through their respective general partners, and holds power over shares held by SCF 2012A, L.P. and SCF 2012B, L.P.

CUSIP NO. 34984V 100

1	Name of Reporting Person: L.E. Simmons
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,532,800 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,532,800 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,532,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 19.0%
12	Type of Reporting Person IN

(1)	Reporting Person is the President and sole stockholder of L.E. Simmons & Associates, Incorporated and in that capacity may be deemed to beneficially own all of the shares of Common Stock of Forum Energy Technologies, Inc. deemed to be beneficially owned by L.E. Simmons & Associates, Incorporated. L.E. Simmons & Associates, Incorporated indirectly holds power over shares held by SCF-V, L.P., SCF-VI, L.P., and SCF-VII, L.P. through their respective general partners, and directly holds power over shares held by SCF 2012A, L.P. and SCF 2012B, L.P.

Item 1(a).	Name of issuer: Forum Energy Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

920 Memorial City Way, Suite 1000

Houston, Texas 77024

Item 2(a).	Names of persons filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) L.E. Simmons, with respect to the shares of Common Stock indirectly owned by SCF-V, G.P., LLC, SCF-VI, G.P., Limited Partnership and SCF-VII, G.P., Limited Partnership and the shares of Common Stock directly owned by SCF 2012A, L.P. and SCF 2012B, L.P.;

(ii) L.E. Simmons & Associates, Incorporated, with respect to the shares of Common Stock indirectly owned by SCF-V, G.P., LLC, SCF-VI, G.P., Limited Partnership and SCF-VII, G.P., Limited Partnership and the shares of Common Stock directly owned by SCF 2012A, L.P. and SCF 2012B, L.P.;

(iii) SCF-V, L.P., with respect to shares directly owned by it;

(iv) SCF-V, G.P., LLC, with respect to shares directly owned by SCF-V, L.P.;

(v) SCF 2012A, L.P., with respect to shares directly owned by it;

(vi) SCF-VI, L.P., with respect to shares directly owned by it;

(vii) SCF-VI, G.P., Limited Partnership, with respect to shares directly owned by SCF-VI, L.P.;

(viii) SCF 2012B, L.P., with respect to shares directly owned by it;

(ix) SCF-VII, L.P., with respect to shares directly owned by it; and

(x) SCF-VII, G.P., Limited Partnership, with respect to shares directly owned by SCF-VII, L.P.

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Reporting Persons is:

600 Travis Street, Suite 6600

Houston, Texas 77002

Item 2(c).	Citizenship:

L.E. Simmons is a United States citizen.

L.E. Simmons & Associates, Incorporated is a corporation organized under the laws of the State of Delaware.

SCF-V, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-V, G.P., LLC is a limited liability company organized under the laws of the State of Delaware.

SCF 2012A, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

SCF 2012B, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of class of securities: Common Stock.

Item 2(e).	CUSIP number: 34984V 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

1.	SCF-V, L.P.

a.	Amount beneficially owned: 6,918,619

b.	Percent of class: 6.4%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 6,918,619

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 6,918,619

2.	SCF-V, G.P., LLC (1)

a.	Amount beneficially owned: 6,918,619

b.	Percent of class: 6.4%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 6,918,619

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 6,918,619

3.	SCF 2012A, L.P.

a.	Amount beneficially owned: 1,941,403

b.	Percent of class: 1.8%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,941,403

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,941,403

4.	SCF-VI, L.P.

a.	Amount beneficially owned: 4,046,515

b.	Percent of class: 3.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,046,515

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,046,515

5.	SCF-VI, G.P., Limited Partnership (2)

a.	Amount beneficially owned: 4,046,515

b.	Percent of class: 3.7%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,046,515

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,046,515

6.	SCF 2012B, L.P.

a.	Amount beneficially owned: 1,113,543

b.	Percent of class: 1.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,113,543

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,113,543

7.	SCF-VII, L.P.

a.	Amount beneficially owned: 6,512,720

b.	Percent of class: 6.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 6,512,720

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 6,512,720

8.	SCF-VII, G.P., Limited Partnership (3)

a.	Amount beneficially owned: 6,512,720

b.	Percent of class: 6.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 6,512,720

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 6,512,720

9.	L.E. Simmons & Associates, Incorporated (4)

a.	Amount beneficially owned: 20,532,800

b.	Percent of class: 19.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,532,800

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,532,800

10.	L.E. Simmons (5)

a.	Amount beneficially owned: 20,532,800

b.	Percent of class: 19.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 20,532,800

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 20,532,800

(1) Includes 6,918,619 shares of Common Stock owned directly by SCF-V, L.P. SCF-V, G.P., LLC is the general partner of SCF-V, L.P. and has the power to direct the affairs of SCF-V, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-V, L.P.

(2) Includes 4,046,515 shares of Common Stock owned directly by SCF-VI, L.P. SCF-VI, G.P., Limited Partnership is the general partner of SCF-VI, L.P. and has the power to direct the affairs of SCF-VI, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-VI, L.P.

(3) Includes 6,512,720 shares of Common Stock owned directly by SCF-VII, L.P. SCF-VII, G.P., Limited Partnership is the general partner of SCF-VII, L.P. and has the power to direct the affairs of SCF-VII, L.P., including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-VII, L.P.

(4) Includes 6,918,619 shares of Common Stock owned by SCF-V, L.P., 1,941,403 shares of Common Stock owned by SCF 2012A, L.P., 4,046,515 shares of Common Stock owned by SCF-VI, L.P., 1,113,543 shares of Common Stock owned by SCF 2012 B, L.P., and 6,512,720 shares of Common Stock owned by SCF-VII, L.P. L.E. Simmons & Associates, Incorporated, the general partner of SCF-V, G.P., LLC, SCF 2012A, L.P., SCF-VI, G.P., Limited Partnership, SCF2012B, L.P. and SCF-VII, G.P., Limited Partnership, has the power to direct the affairs of such entities, including decisions regarding the voting and disposition of the shares of Common Stock of Forum Energy Technologies, Inc. held by SCF-V, L.P. SCF 2012A, L.P., SCF-VI, L.P., SCF 2012 B, L.P. and SCF-VII, L.P.

(5) Includes 6,918,619 shares of Common Stock owned by SCF-V, L.P., 1,941,403 shares of Common Stock owned by SCF 2012A, L.P., 4,046,515 shares of Common Stock owned by SCF-VI, L.P., 1,113,543 shares of Common Stock owned by SCF 2012 B, L.P., and 6,512,720 shares of Common Stock owned by SCF-VII, L.P. L.E. Simmons is the President and sole stockholder of L.E. Simmons & Associates, Incorporated and in that capacity may be deemed to beneficially own all of the shares of Common Stock of Forum Energy Technologies, Inc. deemed to be beneficially owned by L.E. Simmons & Associates, Incorporated.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

SCF-V, L.P.
By: SCF-V, G.P., LLC
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-V, G.P., LLC
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF 2012A, L.P.
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VI, L.P.
By: SCF-VI, G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VI, G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF 2012B, L.P.
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VII, L.P.
By: SCF-VII, G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VII, G.P., Limited Partnership
By: L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

L.E. Simmons

By:	/s/ L.E. Simmons
L.E. Simmons, individually